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                                                   Filed by TekInsight.Com, Inc.
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended
                               Subject Company: Data Systems Network Corporation
                                                   Commission File No.:  1-13424


                              [TEKINSIGHT.COM LOGO]

                                   Filed by TekInsight.com,Inc.
                                   pursuant to Rule 425 under the Securities Act of 1933, as amended.

                                   Subject Company: Data Systems Network
                                   Corporation
                                   Commission File No.: 1-13424


               5 HANOVER SQUARE 24TH FL. NEW YORK, NEW YORK 10004

            TEKINSIGHT.COM AND DATA SYSTEMS NETWORK CORPORATION SIGN
              ACQUISITION AGREEMENT SUBJECT TO SHAREHOLDER APPROVAL

New York, New York - February 29, 2000--TekInsight.com, Inc. (NASDAQ:TEKS), a provider of advanced Internet and e-commerce products and solutions, and Data Systems Network Corporation (OTC BB: DSYS), a leading provider of enterprise services, today jointly announce that they have signed a definitive Agreement and Plan of Merger.

Under the terms of the agreement approved by Data Systems' and TekInsight.com's Boards of Directors, Data Systems shareholders will receive a varying purchase price for Data Systems (the "Merger Price") which will equal $12,500,000 if the market price of TekInsight's common stock (the "Market Price") at the time of the closing is less than $5.00 per share, $16,000,000 if the market price is between $5.00 and $7.00 per share, and $18,000,000 if the market price is over $7.00 per share. The Merger Price will be delivered to Data Systems shareholders through the distribution of a number of shares of a new class of TekInsight.com Convertible Preferred Stock proposed to be listed on the NASDAQ Small Cap market, with the number of such shares to be found by dividing the applicable Merger Price by the Market Price at the time of the closing. The agreement is subject to approval by the shareholders of Data Systems and TekInsight.com, acceptance by NASDAQ for the listing of the Convertible Preferred Stock, and additional customary closing conditions. There can be no assurance that Nasdaq listing will be obtained for the newly issued Convertible Preferred Stock, or that any of the other closing conditions will be satisfied.

Steve Ross, CEO and President of TekInsight.com, said "The acquisition of Data Systems will not only enhance our existing Internet infrastructure, but will also give TekInsight.com critical value-added sales channels for new products which we intend to bring to market."

ABOUT TEKINSIGHT.COM
TekInsight.com is a world-class Internet development company with a product set that includes its XML streaming technology. TekInsight's customers include Microsoft, IBM and other Fortune 500 companies. Some of the company's proprietary products include various web-based diagnostic software agents and web-based e-commerce performance and analysis tools. TekInsight.com is currently using this expertise to build several Internet-based commercial products and services.

ABOUT DATA SYSTEMS NETWORK CORPORATION
Data Systems, the Computer Associates 1999 New Business Partner of the Year, has more than 13 years of experience providing strategic technology solutions to Fortune 1000 companies and over 16 state and local government agencies. The company provides a wide range of services, including Applications Development, Network Services, Enterprise Management, Help Desk and Security Services.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that certain statements in this release are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors. Such uncertainties and risks include, among others, certain risks associated with the closing of the transaction described above, government regulation, and general economic and business conditions. Actual events, circumstances, effects and results may be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. Consequently, the forward looking statements contained herein should not be regarded as representations by TekInsight.com, Data Systems or any other person that the projected outcomes can or will be achieved.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
TekInsight.com plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and TekInsight.com and Data Systems expect to mail a Joint Proxy Statement/Prospectus to shareholders of TekInsight.com and Data Systems containing information about the merger. Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about TekInsight.com, Data Systems, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and other related matters. Investors and shareholders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained (when available) from TekInsight.com by directing a request to TekInsight.com, Inc., 5 Hanover Square, 24th Floor, New York, New York 10004, attention: Arion Kalpaxis, telephone: (212) 278-8520.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, TekInsight.com and Data Systems file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by TekInsight.com or Data Systems at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. TekInsight.com's and Data Systems' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.




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CONTACT:  MICHAEL JANSEN                     CONTACT:  ALEXANDER KALPAXIS
          DATA SYSTEMS NETWORK CORPORATION             TEKINSIGHT.COM, INC.
          (248) 489-8700                               (212) 271-8520
          (800) 544-2086                               ALEXKALPAXIS@ASTRATEK.COM
          MJANSEN@DATASYSTEMS.COM